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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

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                            SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to
        Section 14(d)(1) of the Securities Exchange Act of 1934
                           (Amendment No. 3)

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                    Helene Curtis Industries, Inc.
                       (Name of Subject Company)


                   Conopco Acquisition Company, Inc.
                             Conopco, Inc.
                             Unilever N.V.
                               (Bidders)

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                Common Stock, Par Value $.50 Per Share
                    (Title of Class of Securities)


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                               423236108
                 (CUSIP Number of Class of Securities)


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                        Ronald M. Soiefer, Esq.
                            Vice President
                             Conopco, Inc.
                            390 Park Avenue
                       New York, New York 10022
                            (212) 888-1260
     (Name, Address and Telephone Number of Persons Authorized to
       Receive Notices and Communications on Behalf of Bidders)


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                               Copy to:
                         Allen Finkelson, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

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





          Conopco Acquisition Company, Inc., Conopco, Inc. and Unilever N.V. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on February 20, 1996, as amended by Amendments No. 1 and 2, with respect to their offer to purchase all outstanding shares of Common Stock, par value $.50 per share, of Helene Curtis Industries, Inc., a Delaware corporation (the "Company"), as set forth in this Amendment No. 3. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.



          Item 6. Interest in Securities of the Subject Company.

          On March 19, 1996, Unilever issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.


          Item 10. Additional Information.

          On March 19, 1996, Unilever issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.


          Item 11. Material to be Filed as Exhibits.

          (a)(10) Text of Press Release dated March 19, 1996.




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                               SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 1996

                                   CONOPCO ACQUISITION COMPANY,
                                   INC.,


                                   By  /s/ Thomas J. Hoolihan
                                     Name:  Thomas J. Hoolihan
                                     Title:  Secretary


                                   CONOPCO, INC.,


                                   By  /s/ Thomas J. Hoolihan
                                     Name:  Thomas J. Hoolihan
                                     Title:  Secretary


                                   UNILEVER N.V.,


                                   By  /s/ Stephen G. Williams
                                     Name:  Stephen G. Williams
                                     Title:  Secretary



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                             EXHIBIT INDEX



                                                             Sequentially
Exhibit No.         Exhibit                                 Numbered Page

(a)(10)        Text of Press Release dated
               March 19, 1996.

                                                       Exhibit (a)(10)




UNILEVER ANNOUNCES COMPLETION OF HELENE CURTIS TENDER OFFER

          New York, NY, March 19, 1996 . . . Unilever Unites States, Inc. today announced that a subsidiary has successfully completed its tender offer to acquire the outstanding shares of common stock of Helene Curtis Industries, Inc. at a purchase price of $70 per share. Approximately 6.4 million shares of Helene Curtis common stock were validly tendered, and all such shares were accepted for payment by Unilever following completion of the tender offer on March 18.

          Pursuant to the terms of a Stockholder Agreement with certain Helene Curtis stockholders, Unilever, no later than March 22, 1996, will purchase for $70 per share approximately 2.6 million shares of Class B common stock of Helene Curtis subject to the Stockholder Agreement. Following this purchase, any shares of Class B common stock that remain outstanding will be automatically converted into shares of common stock pursuant to the terms of Helene Curtis' Certificate of Incorporation, and Unilever will own more than 90% of the outstanding shares of capital stock of Helene Curtis.

          Any Helene Curtis shares not purchased in the tender offer or pursuant to the Stockholder Agreement will be acquired by Unilever for $70 per share when the merger is completed, which is expected to be no later than March 22, 1996.

          Unilever and Helene Curtis signed a definitive agreement on February 13 whereby a subsidiary of Unilever United States, Inc. would acquire all the outstanding shares of Helene Curtis Industries, Inc. for a cash price of $70 per share.